Delisting Determination,The Nasdaq Stock Market, LLC,
DATE, 2012, Bank of the Carolinas Corporation. The Nasdaq Stock Market, Inc. (the Exchange) has determined to remove from listing the common stock of Bank of the Carolinas Corporation (the Company), effective at the opening of the trading session on DATE, 2012. Based on review of information provided by the Company, Nasdaq Staff determined that the Company no longer qualified for listing on the Exchange pursuant to Listing Rule 5810(c)(3)(D).
The Company was notified of the Staffs determination on February 23, 2012. The Company did not appeal the Staff determination to the Hearings Panel, and the Staff determination to delist the Company became final on March 6, 2012.